Exhibit 99.65

Date: News Release: Ticker Symbols:	August 19, 2025 25-19 TSXV: MOON; OTCQX: BMOOF

Blue Moon Metals Secures up to US$140 Million Project Finance Package from Hartree/Oaktree to Advance

Flagship Nussir Project in Norway

TORONTO, Ontario – August 19, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQX: BMOOF), is pleased to announce that it has entered into a memorandum of understanding with Hartree Partners, LP (“Hartree”) and funds managed by Oaktree Capital Management, L.P. (“Oaktree”, together with Hartree, the “Lenders”, and each a “Lender”) which consists of a previously agreed to bridge loan (the “Bridge Loan”) with Nussir ASA, a 93.55% owned subsidiary of the Company, as borrower, and Keystone Mines Inc., Blue Moon Norway AS and Repparfjord Eiendom AS, each a wholly owned subsidiary of the Company, as guarantors, as well as terms related a project financing package (the “Project Finance Package” and together with the Bridge Loan, the “Investment Package”) which subject to various milestones, can provide for up to US$140 million of support for the continued development and construction of the Company’s flagship, fully permitted Nussir Copper Project (“Nussir” or the “Project”), located in Norway. The Project Finance Package terms include a US$50 million senior secured term loan (the “Senior Secured Term Loan”), a US$70 million precious metals stream (the “Redeemable Precious Metals Stream Agreement”), and an equity investment of up to US$20 million (subject to a 19.9% Oaktree / Hartree combined ownership limitation). The Project Finance Package is subject to customary approvals, diligence and closing conditions.

The definitive Bridge Loan agreement has been signed. It is expected that the funds will be available for drawdown shortly thereafter, upon the finalization of customary post-closing security arrangements. Additionally, a subscription agreement for US$5 million has been signed and the corresponding equity issuance is expected to close on or about August 25, 2025. The Bridge Loan and equity investment will be subject to the approval of the TSX Venture Exchange (the “TSXV”).

Highlights of the full Investment Package:

US$25 million Bridge Loan – Executed and the Company expects to draw on the Bridge Loan to fund critical early works, subject to the satisfaction of all conditions precedent to the first advance and the approval of the TSXV.

Up to US$20 million in equity – Oaktree has subscribed to US$5 million initial equity which is expected to close upon receipt of conditional approval from the TSXV. Non-binding follow on letter of intent of up to US$15 million to be completed upon the occurrence of certain events and capped to maintain ownership below a 1 9.9% threshold between the Lenders and subject to certain closing conditions.

Up to US$50 million Senior Secured Term Loan & US$70 million Redeemable Precious Metals Stream Agreement – Non-binding letter agreement signed; provides non-dilutive funding aligned with production, – available post-final investment decision, subject to customary milestones and closing conditions.

The initial capital from the Bridge Loan and equity investment will support key early works and pre-construction activities including detailed engineering, procurement of long-lead items, underground development, and operational readiness. The Bridge Loan is structured to provide working capital for Nussir and Blue Moon activities ahead of the Project Finance Package closing, following the satisfaction of certain defined conditions by March 31, 2026, including delivery of the previously announced Worley feasibility study targeted for February 2026.

“Securing this strategic investment marks a major milestone for the Company,” said Christian Kargl-Simard, CEO. “The Bridge Loan and equity provide us with US$30 million in available capital needed to ensure development momentum, while the broader financing package establishes a clear path to full project funding in a well-balanced approach in a manner that aligns with long-term shareholder interests. This partnership reflects the strength of our Project, the ongoing support of our strategic partners, and the confidence in our team’s ability to deliver across the asset base. We expect to announce at least one additional strategic financing package over the next 2 months covering investment over Blue Moon’s portfolio of assets.”

Date: News Release: Ticker Symbols:	August 19, 2025 25-19 TSXV: MOON; OTCQX: BMOOF

Key terms of the Bridge Loan are as follows:

BRIDGE LOAN – US$25 MILLION

■	Term and Maturity: The Company expects to satisfy the conditions precedent to the first advance in the coming weeks. The Bridge Loan matures June 30, 2027.

■	Interest Rate:

■	3-month term SOFR or equivalent index, subject to a minimum base interest rate of 3.0% per annum plus 8.0%.

■	Structuring Premium:

■	2.0% of the amount of the total commitment, paid to the Lenders in cash on the date of the initial advance.

■	Use of Proceeds: The Bridge Loan will be used to fund early works, pre-construction activities, development, construction, operation and working capital requirements of the Nussir Copper Project, advancing the Blue Moon Project, and for general corporate and working capital purposes.

■	Prepayments: Bullet payment at maturity, including any accrued or capitalized interest. The Bridge Loan is anticipated to be repaid concurrent with the first draw under the Senior Secured Term Loan or Redeemable Precious Metals Stream Agreement.

■	Security: Perfected first priority lien on all present and after acquired personal property of the Company, and the assets comprising the Nussir Project and the Company’s polymetallic volcanogenic massive sulfide (VMS) deposit located in central California.

Key terms of the Project Finance MOU are as follows:

EQUITY PARTICIPATION – UP TO US$20 MILLION

■	Subject to TSXV approval, Oaktree has subscribed to acquire US$5 million in equity at C$3.30 per share for a total of 2,092,173 new common shares of the Company (each, a “Common Share”).

■	This will comprise the first tranche of a larger planned investment of up to an aggregate US$20,000,000 in Common Shares which will subscribed to by both Oaktree and Hartree, anticipated to align with the close of the Project Finance Package and final investment decision.

■	The Company intends to use the proceeds of the equity offering for general corporate and working capital purposes.

SENIOR SECURED TERM LOAN – US$50 MILLION

■	Term and Maturity: The Senior Secured Term Loan will have a 6.5 year term from the date of closing.

■	Drawdown: Drawn in defined tranches or on an as needed basis by the Company prior to the availability date in minimum increments of US$10,000,000.

■	Interest Rate:

■	Interest will accrue on a quarterly basis and will be paid in cash on a quarterly basis until the maturity date. Prior to the earlier of 6 months following project completion date and June 2028 (the “Holiday Period”), all interest will be capitalized.

■	3-month term SOFR, subject to a minimum base interest rate of 3.00% annually plus:

■	7.75% margin during the Holiday Period.

■	7.00% margin commencing after the Holiday Period.

■	In the case of certain specified events of default, the interest rate margin will increase by 3%, with traditional cures.

■	Use of Proceeds: will be used to fund construction activities, development, construction, operation and working capital requirements of the Nussir Copper Project.

Date: News Release: Ticker Symbols:	August 19, 2025 25-19 TSXV: MOON; OTCQX: BMOOF

■	Principal Payment: Commencing on the first principal payment date (commencing after the Holiday Period), principal plus any capitalized interest or fees shall begin to amortize and be payable on a quarterly basis. Repayments may be straight line or sculpted based on projected cash flow available for debt service, following completion of diligence and a finalizing borrower model.

■	Security: The Senior Secured Term Loan will be a senior secured obligation of the borrower. The lender will enjoy the benefit of a first priority perfected security interest in all the shares, assets and subsidiaries of the borrower and a subordinated security interest in other assets of the Company.

REDEEMABLE PRECIOUS METALS STREAM – US$70 MILLION

■	Stream Rate: 70% of payable gold production on all mine production and 75% of payable silver production on all mine production.

■	Term: Life of mine, with committed volumes subject to the stream step-down provisions as noted below.

■	Stream purchase price: The buyer shall pay a purchase price equal to 15% of the London Bullion Market Silver Price for silver, and 15% of the London Bullion Market Gold Price for gold, as quoted three days prior to the delivery day per ounce to the seller under the Redeemable Precious Metals Stream (the “Stream Purchase Price”).

■	Upon the Stream Step-Down, the Stream Purchase Price will increase to 20% for both gold and silver.

■	Stream Step-Down: Following the point in which the buyer has been delivered an amount of each metal equivalent to its Step-Down Milestone (as outlined below), the silver and gold stream rates will be reduced by 5 0% (the “Stream Step-Down”).

■	Step-Down Milestones:

■	Silver: 2,860,000 troy ounces

■	Gold: 24,000 troy ounces

■	Redemption Right: The Company will have the ability to buy back up to 50% of the stream, subject to the conditional approval of the TSXV, and the termination payment equal to a predefined return condition.

■	Fees: The Investment Package bears customary upfront and standby fees for a facility of this nature.

■	Bonus Shares: In connection with the Investment Package, Blue Moon Metals will grant Hartree 1,045,000 common shares of the Company (each, a “Bonus Share”) concurrent with the first draw of funds by the Company under the Bridge Loan. These Bonus Shares are subject to an applicable statutory hold period under Canadian securities laws.

■	Representations, Warranties and Covenants: The Investment Package agreements contain terms and conditions customary for a transaction of this nature.

Full terms of the executed agreements will be filed on SEDAR+ at www.sedarplus.ca under Blue Moon Metals’ issuer profile.

Other

The Company has granted a total of 34,000 incentive stock options under the Company’s share compensation plan to a third-party consultant brought on to help support the Company’s strategic initiatives. The options have an exercise price of $3.57 per stock option and are exercisable for a period of five years from date of grant and vesting over three years.

Legal Counsel

Bennett Jones LLP is acting as legal counsel to the Company. Torys LLP is acting as legal counsel to Hartree/Oaktree.

Date: News Release: Ticker Symbols:	August 19, 2025 25-19 TSXV: MOON; OTCQX: BMOOF

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

About Hartree

Hartree Partners, LP is a leading global merchant commodities firm. Formed in 1997, the firm focuses on identifying value in the production, refinement, transportation and consumption of tradable commodities including: electric power, natural gas, natural gas liquids, refined metals products, crude oil, fuel oil, freight, metals, minerals and ore, carbon, agriculture, soft commodities, and petrochemicals, among others. Hartree is owned by its founders, other senior members of management, and funds managed by Oaktree Capital Management. The firm currently employs over 4,500 employees across 54 global offices.

In metals, the firm is a leading global merchant of raw materials, ores and metals concentrates, ferrous products, refined metals and battery materials. Hartree’s Mine Finance & Investments division acts as a strategic capital partner, with a long-term perspective of creating value across development and operating situations.

About Oaktree

Oaktree Capital Management is a leader among global investment managers specializing in alternative investments, with over $200 billion in assets under management as of March 31, 2025. The firm emphasizes an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. The firm has over 1,200 employees and offices in over 20 cities worldwide. Oaktree is majority-owned by Brookfield Asset Management, who currently manages over $1 trillion in assets under management as of March 31, 2025.

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

Date: News Release: Ticker Symbols:	August 19, 2025 25-19 TSXV: MOON; OTCQX: BMOOF

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Such factors include, among others, risks relating to the completion of the offering as planned, the approval of the Bridge Loan and equity offering by the Exchange, the intended use of the proceeds of the Investment Package, and the anticipated closing date of the Bridge Loan and equity subscription. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about Blue Moon and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.